MTU Aero Engines

RECEIVED
2007 DEC 27 A

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

SUPPL

07028763

München, 21.12.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated December 19, 2007

2) Notification of securities transactions by a member of the management board, dated December 20, 2007

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on December 3, 2007

4) Notification in the "elektronischer Bundesanzeiger", concerning the Supervisory Board, on December 19, 2007

5) Press Releases

6) Interim Report as of September 30, 2007 of MTU Aero Engines Holding AG

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Board of Management:
Udo Stark, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Johannes P. Huth

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

---

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Freitag, 21. Dezember 2007 10:03
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Dr. Weingartner
Vorname: Stefan
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 19.12.2007
Kurs/Preis: 36,823
Währung: EUR
Stückzahl: 1000
Gesamtvolumen: 36823,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
8099 5 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 21.12.2007

Finanznachrichten übermittelt durch die DGAP
ID 4744

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Dr. Weingartner
First name: Stefan
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0

Type of transaction: Purchase
Date: 19.12.2007
Price: 36.823
Currency: EUR
No. of items: 10 00
Total amount traded: 36823.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 21.12.2007

Financial News transmitted by DGAP
ID 4744

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG 's Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH 's services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	21.12.2007 09:59
Reuters	21.12.2007 09:59
vwd	21.12.2007 09:59

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	21.12.2007 09:59
dpa-afx	21.12.2007 09:59
dgap.de	21.12.2007 09:59

	FTD	21.12.2007 09:59

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	21.12.2007 09:59
Belgien	De Tijd	21.12.2007 09:59
Belgien	Belga	21.12.2007 09:59
Bulgarien	Pari	21.12.2007 09:59
Bulgarien	econ.bg	21.12.2007 09:59
Bulgarien	BTA	21.12.2007 09:59
Dänemark	Borsen	21.12.2007 09:59
Dänemark	ErhvervsBladet	21.12.2007 09:59
Estland	Postimees	21.12.2007 09:59
Estland	Eesti Ekspress	21.12.2007 09:59
Estland/Lettland/Litauen	BNS	21.12.2007 09:59
Finnland	Kauppalehti Oy	21.12.2007 09:59
Finnland	Helsingin Sanomat	21.12.2007 09:59
Frankreich	Les Echos	21.12.2007 09:59
Frankreich	boursier.com	21.12.2007 09:59
Frankreich	AFP	21.12.2007 09:59
Griechenland	Express	21.12.2007 09:59
Griechenland	Reporter.gr	21.12.2007 09:59
Griechenland	ANA	21.12.2007 09:59
Großbritannien	The Financial Times	21.12.2007 09:59
Großbritannien	FT.com	21.12.2007 09:59

Großbritannien/Irland	Press Association	21.12.2007 09:59
Irland	Irish Independent	21.12.2007 09:59
Irland	The Irish Times	21.12.2007 09:59
Island	Vidskiptabladid	21.12.2007 09:59
Island	mbl.is	21.12.2007 09:59
Italien	Il Sole 24 Ore	21.12.2007 09:59
Italien	AGI	21.12.2007 09:59
Kroatien	Poslovni dnevnik	21.12.2007 09:59
Kroatien	Banka magazine	21.12.2007 09:59
Kroatien	Hina	21.12.2007 09:59
Lettland	Dienas Bizness	21.12.2007 09:59
Lettland	FinanceNet	21.12.2007 09:59
Liechtenstein	Liechtensteiner Volksblatt	21.12.2007 09:59
Liechtenstein	Radio Liechtenstein	21.12.2007 09:59
Litauen	Verslo Zinios	21.12.2007 09:59
Luxemburg	Luxemburger Wort	21.12.2007 09:59
Luxemburg	wort.lu	21.12.2007 09:59
Malta	Independent	21.12.2007 09:59
Malta	The Times of Malta	21.12.2007 09:59
Niederlande	Financieele Dagblad	21.12.2007 09:59
Niederlande	IEX.nl	21.12.2007 09:59
Niederlande	ANP	21.12.2007 09:59
Norwegen	aftenposten.no	21.12.2007 09:59
Norwegen	Aftenposten	21.12.2007 09:59

Norwegen	NTB	21.12.2007 09:59
Polen	Gazeta Prawna	21.12.2007 09:59
Polen	Parkiet	21.12.2007 09:59
Polen	PAP	21.12.2007 09:59
Portugal	Expresso	21.12.2007 09:59
Portugal	Lusa	21.12.2007 09:59
Portugal	Diario Economico	21.12.2007 09:59
Rumänien	Capital	21.12.2007 09:59
Rumänien	Ziarul financiar	21.12.2007 09:59
Rumänien	Rompres	21.12.2007 09:59
Schweden	Dagens Industri	21.12.2007 09:59
Schweden	e24	21.12.2007 09:59
Schweden	TT	21.12.2007 09:59
Schweiz	AWP	21.12.2007 09:59
Schweiz	Finanz und Wirtschaft	21.12.2007 09:59
Schweiz	finanzinfo.ch	21.12.2007 09:59
Skandinavien / Baltikum	OMX Group	21.12.2007 09:59
Slowakei	Hospodarske noviny	21.12.2007 09:59
Slowakei	oPeniazoch	21.12.2007 09:59
Slowakei	TASR	21.12.2007 09:59
Slowenien	Finance	21.12.2007 09:59
Slowenien	Kapital (not daily)	21.12.2007 09:59
Slowenien	STA	21.12.2007 09:59
Spanien	La Gacetta	21.12.2007 09:59

Spanien	CincoDias	21.12.2007 09:59
Spanien	EFE	21.12.2007 09:59
Tschechische Republik	Hospodarske Noviny	21.12.2007 09:59
Tschechische Republik	hn.ihned.cz	21.12.2007 09:59
Tschechische Republik	CTK	21.12.2007 09:59
Ungarn	MTI	21.12.2007 09:59
Ungarn	magyartokepiac.hu	21.12.2007 09:59
Ungarn	Magyar Tokepiac	21.12.2007 09:59
Zypern	xak.com	21.12.2007 09:59
Zypern	CNA	21.12.2007 09:59
Zypern	Financial Mirror	21.12.2007 09:59
Österreich	WirtschaftsBlatt	21.12.2007 09:59
Österreich	wirtschaftsblatt.at	21.12.2007 09:59
Österreich	APA	21.12.2007 09:59

Von: FISCHER, Christiane
Gesendet: Freitag, 21. Dezember 2007 10:22
An: ZANGER, Eckhard; HEINLE, Claudia
Betreff: AW: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

---

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Freitag, 21. Dezember 2007 10:10
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.

Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Dr. Weingartner
Vorname: Stefan
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 20.12.2007
Kurs/Preis: 37,600
Währung: EUR
Stückzahl: 2334
Gesamtvolumen: 87759,33
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
8099 5 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 21.12.2007

Finanznachrichten übermittelt durch die DGAP
ID 4745

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Dr. Weingartner
First name: Stefan
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 20.12.2007
Price: 37.600
Currency: EUR
No. of items: 23 34
Total amount traded: 87759.33
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 21.12.2007

Financial News transmitted by DGAP
ID 4745

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	21.12.2007 10:07
	Reuters	21.12.2007 10:07
vwd:	vwd	21.12.2007 10:07

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	21.12.2007 10:07
	dpa-afx	21.12.2007 10:07

dgap.de	21.12.2007 10:07
FTD	21.12.2007 10:07

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	21.12.2007 10:07
Belgien	De Tijd	21.12.2007 10:07
Belgien	Belga	21.12.2007 10:07
Bulgarien	Pari	21.12.2007 10:07
Bulgarien	econ.bg	21.12.2007 10:07
Bulgarien	BTA	21.12.2007 10:07
Dänemark	Borsen	21.12.2007 10:07
Dänemark	ErhvervsBladet	21.12.2007 10:07
Estland	Postimees	21.12.2007 10:07
Estland	Eesti Ekspress	21.12.2007 10:07
Estland/Lettland/Litauen	BNS	21.12.2007 10:07
Finnland	Kauppalehti Oy	21.12.2007 10:07
Finnland	Helsingin Sanomat	21.12.2007 10:07
Frankreich	Les Echos	21.12.2007 10:07
Frankreich	boursier.com	21.12.2007 10:07
Frankreich	AFP	21.12.2007 10:07
Griechenland	Express	21.12.2007 10:07
Griechenland	Reporter.gr	21.12.2007 10:07
Griechenland	ANA	21.12.2007 10:07
Großbritannien	The Financial Times	21.12.2007 10:07

Großbritannien	FT.com	21.12.2007 10:07
Großbritannien/Irland	Press Association	21.12.2007 10:07
Irland	Irish Independent	21.12.2007 10:07
Irland	The Irish Times	21.12.2007 10:07
Island	Vidskiptabladid	21.12.2007 10:07
Island	mbl.is	21.12.2007 10:07
Italien	Il Sole 24 Ore	21.12.2007 10:07
Italien	AGI	21.12.2007 10:07
Kroatien	Poslovni dnevnik	21.12.2007 10:07
Kroatien	Banka magazine	21.12.2007 10:07
Kroatien	Hina	21.12.2007 10:07
Lettland	Dienas Bizness	21.12.2007 10:07
Lettland	FinanceNet	21.12.2007 10:07
Liechtenstein	Liechtensteiner Volksblatt	21.12.2007 10:07
Liechtenstein	Radio Liechtenstein	21.12.2007 10:07
Litauen	Verslo Zinios	21.12.2007 10:07
Luxemburg	Luxemburger Wort	21.12.2007 10:07
Luxemburg	wort.lu	21.12.2007 10:07
Malta	Independent	21.12.2007 10:07
Malta	The Times of Malta	21.12.2007 10:07
Niederlande	Financieele Dagblad	21.12.2007 10:07
Niederlande	IEX.nl	21.12.2007 10:07
Niederlande	ANP	21.12.2007 10:07
Norwegen	aftenposten.no	21.12.2007 10:07

Norwegen	Aftenposten	21.12.2007 10:07
Norwegen	NTB	21.12.2007 10:07
Polen	Gazeta Prawna	21.12.2007 10:07
Polen	Parkiet	21.12.2007 10:07
Polen	PAP	21.12.2007 10:07
Portugal	Expresso	21.12.2007 10:07
Portugal	Lusa	21.12.2007 10:07
Portugal	Diario Economico	21.12.2007 10:07
Rumänien	Capital	21.12.2007 10:07
Rumänien	Ziarul financiar	21.12.2007 10:07
Rumänien	Rompres	21.12.2007 10:07
Schweden	Dagens Industri	21.12.2007 10:07
Schweden	e24	21.12.2007 10:07
Schweden	TT	21.12.2007 10:07
Schweiz	AWP	21.12.2007 10:07
Schweiz	Finanz und Wirtschaft	21.12.2007 10:07
Schweiz	finanzinfo.ch	21.12.2007 10:07
Skandinavien / Baltikum	OMX Group	21.12.2007 10:07
Slowakei	Hospodarske noviny	21.12.2007 10:07
Slowakei	oPeniazoch	21.12.2007 10:07
Slowakei	TASR	21.12.2007 10:07
Slowenien	Finance	21.12.2007 10:07
Slowenien	Kapital (not daily)	21.12.2007 10:07
Slowenien	STA	21.12.2007 10:07

Spanien	La Gacetta	21.12.2007 10:07
Spanien	CincoDias	21.12.2007 10:07
Spanien	EFE	21.12.2007 10:07
Tschechische Republik	Hospodarske Noviny	21.12.2007 10:07
Tschechische Republik	hn.ihned.cz	21.12.2007 10:07
Tschechische Republik	CTK	21.12.2007 10:07
Ungarn	MTI	21.12.2007 10:07
Ungarn	magyartokepiac.hu	21.12.2007 10:07
Ungarn	Magyar Tokepiac	21.12.2007 10:07
Zypern	xak.com	21.12.2007 10:07
Zypern	CNA	21.12.2007 10:07
Zypern	Financial Mirror	21.12.2007 10:07
Österreich	WirtschaftsBlatt	21.12.2007 10:07
Österreich	wirtschaftsblatt.at	21.12.2007 10:07
Österreich	APA	21.12.2007 10:07

FISCHER, Christiane

Von: FERINO, Petra
Gesendet: Montag, 3. Dezember 2007 17:02
An: FISCHER, Christiane
Betreff: WG: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Montag, 3. Dezember 2007 16:52
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Englisch)

Verbreitungsnetzwerk

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21 of the WpHG [the German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

03.12.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

1. Meldung:
Die JPMorgan Chase & Co., New York, USA, hat uns mit Schreiben vom 28. November 2007 mitgeteilt:
According to § 21 para 1 WpHG this is to inform you that JPMorgan Chase & Co. has fallen below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 23rd November 2007 and now amounts to 2.85% (1,567,539 shares) in relation to all shares of the respective voting shares.
The attribution of the voting rights to JPMorgan Chase & Co. according to §22 para 1 sentence 1 no. 6 in conjunction with sentence 2 WpHG is concerning 2.85% corresponding to 1,567,396 of the voting rights. Furthermore, the attribution of the voting rights to JPMorgan Chase & Co. according to § 22 para 1 sentence 1 no. 1 WpHG is concerning 0.0003% corresponding to 143 of the voting rights.

2. Meldung:
Die JPMorgan Asset Management Holdings Inc., New York, USA, hat uns mit Schreiben vom 28. November 2007 mitgeteilt:
A ccording to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management Holdings has fallen below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 23rd November 2007 and now amounts to 2.85% (1,567,396 shares) in relation to all shares of the respective voting shares.
The voting rights are attributed to JPMorgan Asset Management Holdings Inc. according to §22 para 1 sentence 1 no. 6 in conjunction with sentence 2 WpHG.

3. Meldung:
Die JPMorgan Asset Management UK Limited, London, United Kingdom, hat uns mit Schreiben vom 28. November 2007 mitgeteilt:
According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has fallen below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 23rd November 2007 and now amounts to 2.83% (1,557,416 shares) in relation to all shares of the respective vot ing shares. The voting rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.

End of Voting Rights announcement   DGAP regulatory service

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Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München

	Deutschland
Internet:	www.mtu.de

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Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **19.12.2007**

Veröffentlichungstext:

MTU Aero Engines Holding AG

München

Bekanntmachung über die Zusammensetzung des Aufsichtsrats

Dem Aufsichtsrat unserer bis zum Jahre 2005 in der Rechtsform der GmbH geführten Gesellschaft gehörten bisher gemäß den §§ 1 Abs. 1 Nr. 1, 25 Abs. 1 Satz 1 Nr. 2 MitBestG, 52 Abs. 1 GmbHG i.V.m. §§ 96 ff. AktG sechs Mitglieder der Anteilseigner und sechs Mitglieder der Arbeitnehmer an. Auf Grund des zwischenzeitlich erfolgten Formwechsels der Gesellschaft in eine Aktiengesellschaft setzt sich der Aufsichtsrat nunmehr identisch, aber nach den §§ 1 Abs. 1 Nr. 1, 25 Abs. 1 Satz 1 Nr. 1 MitBestG i.V.m. §§ 96 ff. AktG aus sechs Mitgliedern der Anteilseigner und sechs Mitgliedern der Arbeitnehmer zusammen. Der Aufsichtsrat wird zukünftig in diesem Sinne zusammengesetzt sein, wenn nicht Antragsberechtigte nach § 98 Abs. 2 AktG innerhalb eines Monats nach dieser

Bekanntmachung im elektronischen Bundesanzeiger das nach § 98 Abs. 1 AktG zuständige Gericht, das Landgericht München I, Kammer für Handelssachen, anrufen.

Neuwahlen der Aufsichtsratsmitglieder der Aktionäre werden in der ordentlichen Hauptversammlung 2008 durchgeführt werden.

München, im Dezember 2007

MTU Aero Engines Holding AG

Der Vorstand

Quelle: elektronischer Bundesanzeiger

MTU Aero Engines

Press Release

MTU Aero Engines performs first blisk repair by patching

Munich, December 20, 2007 - Debut at MTU Aero Engines: Germany's leading engine manufacturer is the first company worldwide to repair a component by patching, hand it over to the customer and obtain EASA approval for the innovative repair technique. In December, a repaired blisk from a low-pressure turbine of the Eurofighter's EJ200 engine was delivered to the National Quality Assurance Office for aviation equipment.

The blisk needed repairing on account of foreign object damage to two engine blades. Earlier, MTU had been commissioned by the German Air Force to develop a repair solution for such cases. The new technique, dubbed patching, provides for cutting off the damaged portion of the blade and in its stead joining a replacement, the "patch", to the blade using a welding process that had specifically been developed for the purpose. The final step of the repair is adaptive milling to restore the engine blade to its original contour.

"This again witnesses our repair expertise," explained Dr. Rainer Martens, MTU senior vice president and COO. "We're the first company able to perform and offer this blisk repair technique on a production basis." In high-tech repairs, MTU has for decades been setting the pace worldwide, venturing to successfully repair worn parts where others would have long resorted to replacement parts.

MTU Aero Engines is one of the major global players in the engine business. Taken across its affiliates, the company has 7,100 employees. Having carved out leadership positions in engine technologies, the company excels in repair and manufacturing techniques, low-pressure turbines and high-pressure compressors and engine control units. In fiscal 2006, it had 2.4 billion euros in sales.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate
Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57

For a full collection of press releases and photos, go to http://www.mtu.de

MTU Aero Engines Holding AG
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

MTU sees growth in engines for new regional aircraft

- **Potential revenue of some 12 billion euros**

Munich, December 14, 2007 - MTU Aero Engines Holding AG's supervisory board in its December 14, 2007, meeting authorised the MTU management, given certain launch conditions for MTU, to take shares in envisioned engine programs for business and regional aircraft.

MTU intends to take about a 15 percent stake in each of its partner Pratt & Whitney's envisioned engine programs. If these programs go forward, they will be worth to MTU some 12 billion euros in revenue, taken over the life of the programs. These would include the following engines:

- PWX10 engine (10,000 pound thrust category) for emerging medium-sized and large business jets. MTU estimates that very nearly 4,000 engines of the type will be produced over the life of the program.

- Geared turbofan engine (GTF) for the Mitsubishi Regional Jet (MRJ), which is expected to be launched in 2008 (15,000 to 17,000 pound thrust category; estimated market volume about 1,500 engines).

- Geared turbofan engine (23,000 pound thrust category; estimated market volume about 3,000 engines) for Bombardier's CSeries regional aircraft, which is expected to be launched in 2008.

The GTF and the PWX10 are to form an extended product family. Mitsubishi and Bombardier's decisions constitute a breakthrough for the fuel-thrifty geared turbofan technology developed by Pratt & Whitney in partnership with MTU.

MTU CEO Udo Stark commented: "The regional aircraft market promises substantial growth in the years ahead. Bringing our technological know-how and financial clout to the table, we want to have a role in this new generation of engines. The expected return in this segment fully warrants the research and development investment needed." MTU intends to participate with modules according to its core competencies. Pratt & Whitney and MTU have agreed to collaborate on the above mentioned programs, according to the launch conditions. Says Stark: "By going in this direction

MTU Aero Engines Holding AG
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

we are continuing our long-standing and successful cooperation with Pratt & Whitney and Pratt & Whitney Canada. We are and remain a reliable partner for all of the three leading companies in our industry."

MTU Aero Engines is one of the world's major engine manufacturers. In the commercial field, it is the largest independent provider of engine maintenance services. In the military arena, it is Germany's industrial lead company for practically all engines flown by the country's armed forces. Having carved out leading positions in engine technologies, the company excels in low-pressure turbines, high-pressure compressors, engine control units, as well as manufacturing and repair techniques.

Your contacts:
Eckhard Zanger
Senior Vice President Corporate
Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-99777

Odilo Mühling
Head of Press/ PR

Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57

Contact for investors and analysts:
Inka Koljonen
Director Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62

For a full collection of press releases and photos, go to http://www.mtu.de

V2500-Großauftrag von US Airways: MTU partizipiert mit rund 100 Millionen Euro

München, 12. Dezember 2007 - Einen Großauftrag über rund 884 Millionen Euro hat die amerikanische Fluglinie US Airways platziert: Sie bestellt bei International Aero Engines (IAE) V2500 SelectOne-Antriebe für 78 Flugzeuge der A320-Familie, die ab 2008 ausgeliefert werden sollen. Für die MTU Aero Engines bedeutet das einen Umsatz von etwa 100 Millionen Euro. Als Mitbegründer von IAE ist sie mit rund elf Prozent am V2500 beteiligt. Neben der Festbestellung hat die Airline auch eine Kaufoption auf 75 weitere Flugzeuge der gleichen Familie erteilt.

„Die MTU hat die SelectOne-Version maßgeblich mitentwickelt und die Bestellung zeigt, dass wir ein für den Kunden attraktives Produkt geschaffen haben", erklärte Udo Stark, Vorstandsvorsitzender des deutschen Triebwerksherstellers. Die MTU steuert zum V2500 die Niederdruckturbine bei. Der jetzt erteilte Auftrag bedeutet für das Unternehmen in etwa die Auslastung für ein Jahr - bei diesem Triebwerksprogramm.

Das SelectOne ist die optimierte Version des V2500-Triebwerks, das seit Jahrzehnten ein Bestseller ist. Es hat nicht nur einen deutlich niedrigeren Kraftstoffverbrauch, sondern kann auch günstiger instand gehalten werden. Die Betriebszeiten am Flügel (On-Wing-Time) sind zudem erheblich länger als bei seinem Vorgängermodell.

Die MTU Aero Engines ist Deutschlands führender Triebwerkshersteller und einer der großen weltweit. Im zivilen Bereich ist sie weltweit der größte unabhängige Anbieter von Instandhaltungsdienstleistungen und im militärischen Sektor der Systempartner für fast alle Flugtriebwerke der Bundeswehr. Technologisch nimmt sie einen Spitzenplatz ein: Führend ist sie bei Niederdruckturbinen, Hochdruckverdichtern, Triebwerksregelungen, Herstell- und Reparaturverfahren.

Ihre Ansprechpartner:

Eckhard Zanger
Leiter Unternehmenskommunikation
und Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40

Odilo Mühling
Leiter Presse / PR

Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel.: + 49 (0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62

Alle Presse-Infos und Bilder unter http://www.mtu.de

MTU Aero Engines Holding AG
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

MTU Aero Engines

Großauftrag aus Saudi-Arabien: MTU Aero Engines profitiert

- **Saudische Streitkräfte bestellen 72 Eurofighter/Typhoon**
- **310 Millionen Euro Umsatz für MTU**

München, 7. Dezember 2007 - Als Partner des Eurojet-Konsortiums profitiert die MTU Aero Engines von einem Großauftrag aus Arabien: 310 Millionen Euro bringt Deutschlands führendem Triebwerkshersteller die Bestellung von 72 Eurofighter/Typhoon-Maschinen für die königlich-saudischen Luftstreitkräfte ein. Der Großauftrag umfasst 144 festbestellte EJ200-Triebwerke im Gesamtwert von rund 1,2 Milliarden Euro. Die MTU steuert zum EJ200 Hochdruck- und Niederdruckverdichter sowie die innovative Triebwerksregelung DECMU (Digital Engine Control and Monitoring Unit) bei. Rund 600 MTU-Mitarbeiter sind mit dem Programm befasst.

"Diese Bestellung ist ein großer Erfolg, denn sie ist der größte Exportauftrag für Europas modernstes Kampfflugzeug", erklärte MTU-Chef Udo Stark. "Als eine der Eurojet-Muttergesellschaften hat die MTU die Exportbemühungen intensiv unterstützt." Die MTU verspricht sich von dem Auftrag eine Signalwirkung für weitere Exporte und auch Folgeaufträge für Ersatztriebwerke, Ersatzteile und Instandhaltungsaufgaben. Der Eurofighter ist mit seinen beiden EJ200-Antrieben eines der modernsten Kampfflugzeuge seiner Klasse.

Mit weltweit 7.100 Mitarbeitern ist die MTU Aero Engines einer der großen Triebwerkshersteller der Branche. Sie ist der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr und nimmt technologisch einen Spitzenplatz ein: Führend ist sie bei Niederdruckturbinen, Hochdruckverdichtern, Triebwerksregelungen sowie Herstellungs- und Reparaturverfahren. Im Geschäftsjahr 2006 lag der Umsatz bei 2,4 Milliarden Euro.

Ihre Ansprechpartner:

Eckhard Zanger
Leiter Unternehmenskommunikation
und Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-99777

Odilo Mühling
Leiter Presse / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62

MTU Aero Engines

MTU Aero Engines reaffirms forecast for 2007 and improves earnings again

- **Adjusted EBITDA at end September up by 22% to €280.8 million**
- **Net income increased by 17% to €102.5 million**
- **Buyback of 2 million additional shares**

Munich, October 25, 2007 - In the first nine months of 2007, MTU Aero Engines Holding AG further improved its earnings, thus sustaining the positive trend. Adjusted EBITDA[1] increased by 22% to €280.8 million (1-9/06: €230.4 million). The company's EBITDA margin increased to 14.9%, up two percentage points compared with 2006. Underlying net income[2] made similarly positive progress, increasing by 17% to €102.5 million (1-9/06: €87.9 million). This figure includes a non-recurring charge for the early redemption premium in connection with the high-yield bond, which was paid in the first half of this year. Excluding this exceptional charge, the improvement would have amounted to 30%.

"Since the beginning of the year, our OEM business has been progressing better than expected. Commercial MRO has remained slightly below the expected level in recent months," summed up Udo Stark, CEO of MTU Aero Engines Holding AG. "Overall, MTU is well positioned and reaffirms the improved forecast for the full year as published in July 2007. Furthermore, the gratifying developments in our cash-flow situation will enable MTU to buy back additional shares." In the first nine months of 2007, MTU Aero Engines increased its free cash flow by 25% to €119.7 million (1-9/06: €95.5 million). The company intends to make use of this strong liquidity to buy back shares. Over the next six months, approximately 2 million treasury shares are to be purchased. Added to the approximately 3.5 million shares that MTU has already acquired, this represents around 10% of the company's capital stock. Through this operation, the company intends to buy back the full complement of shares authorized by the last Annual General Meeting.

Developments during the first nine months of 2007:

The 6% increase in revenues to €1,886.8 million (1-9/06: €1,782.4 million) is principally due to the sustained growth of the OEM business, where MTU's revenues have improved year-on-year at end September by 9% from €1,061.9 million to €1,153.8 million.

Revenues in the commercial engine business, which is part of the OEM segment, have similarly increased by 9% - from €746.5 million at end September 2006 to €811.5 million

[1] **EBITDA = Earnings before interest, taxes, depreciation and amortization, calculated on a comparable basis**
[2] **Underlying net income: reported earnings adjusted to eliminate the effect of purchase accounting, to enable comparison of value with full-year net profit calculated according to HGB, on which dividend is based**

MTU Aero Engines Holding AG
Corporate Communications and Investor Relations
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

at end September 2007. After adjustments to eliminate the effect of fluctuations in the U.S. dollar exchange rate, the increase in revenues is even higher, at around 13%. The most important sources of revenue were the V2500 engine for the Airbus A320 family, the PW2000 for the C-17 military transporter, and the CF6 designed to power wide-body passenger airliners such as the A330 and the Boeing 747.

Revenues in the military engine business improved by 9% to €342.3 million (1-9/06: €315.4 million). The most significant contributions to revenues were made by the EJ200 Eurofighter engine and the RB199 Tornado engine.

The commercial MRO business generated revenues of €753.2 million in the first nine months of 2007. This corresponds to a growth rate of 2% compared with the same period in 2006. Influential factors in this case were the temporary interruption to operations in May 2007 occasioned by the introduction of new software and logistics systems and the subsequent period of adaptation to the new processes at MTU Maintenance Hannover, and the impact of changes in foreign exchange rates. Adjusted to compensate for the effect of the U.S. dollar exchange rate, the increase in revenues from commercial MRO stands at 11%. Major contributors to these revenues were the V2500 and CF6 programs.

The order backlog at end September 2007 amounted to €3,032.9 million, which corresponds to 1.3 times total annual revenues in 2006. This figure is lower than that at the end of the last financial year (December 31, 2006: €3,342.3 million), primarily as a result of the U.S. dollar exchange rate. Excluding this factor, the order backlog is stable.

The improvement in the EBITDA margin is primarily attributable to the positive evolution of the OEM business, where adjusted EBITDA progressed from €152.3 million in the first nine months of 2006 to €210.5 million in the same period of 2007 - an improvement of 38%. Consequently, the EBITDA margin for OEM business stood at 18.2% on September 30, 2007, whereas one year previously it had stood at 14.3%. Adjusted EBITDA for the commercial MRO business amounted to €70.3 million at end September 2007, 12% lower than the equivalent figure in 2006 (1-9/06: €79.4 million). As a result, the EBITDA margin for the commercial MRO business decreased from 10.8% at end September 2006 to 9.3%. Chief Financial Officer Reiner Winkler explains: "This is a consequence of the introduction of new software and logistics systems at MTU Maintenance Hannover. We have also made a valuation adjustment to our CF34 license, amounting to €14.7 million. We did this to account for the limited remaining life-span of the CF34 license and start-up expenses in the highly competitive CF34-3 market. This valuation adjustment does not affect EBITDA, however."

The German government's recently adopted new corporate taxation rules will reduce the tax rate to just below 33% as from the beginning of 2008. Until now it was above 40%. From this, MTU can expect to see a sustainable improvement in earnings of about €10-15 million per year. In 2007, an adjustment of €50 million to the carrying amount of tax liabilities will have an additional one-time effect on net income. This was accounted in the 3rd quarter 2007. However, it is not included in the underlying net income at end September, which shows a year-on-year improvement of €15 million.

MTU's capital expenditure amounted to €55.6 million in the first nine months of 2007, compared with €65.9 million in the equivalent period of 2006.

Research and development expenditure up to the end of September 2007 amounted to €121.1 million (1-9/06: €117.5 million). This corresponds to 10% of revenues in the OEM business. The slight increase compared with the equivalent period of the previous year is mainly due to development work on the geared turbofan.

The number of MTU employees stood at 7,119 on September 30, 2007, the same level as in 2006 (December 31, 2006: 7,077 employees).

MTU has made no change to its full-year forecast for 2007. Group revenues are expected to reach close to €2,600 million; they amounted to €2,416.2 million in 2006. Adjusted EBITDA is expected to improve by 21% year-on-year to €385 million, and an underlying net income of €150 million is anticipated at end December, 23% higher than in 2006 (€121.8 million). MTU expects free cash flow to improve to €120 million by the end of 2007; it amounted to €115,7 million at the end of the last financial year.

MTU Aero Engines

MTU Aero Engines – Key financial data for January through September 2007

(Figures quoted in million €, calculated on a comparable basis, statements prepared in accordance with IFRS. Figures calculated on a comparable basis apply adjustments to the IFRS consolidated results to exclude restructuring and transaction costs, capitalized R&D costs, and the effects of IFRS purchase accounting.)

MTU Aero Engines	End Sept. 2007	End Sept. 2006*	Change
Revenues	1,886.8	1,782.4	+ 5.9%
of which OEM business	1,153.8	1,061.9	+ 8.7%
of which commercial engine business	811.5	746.5	+ 8.7%
of which military engine business	342.3	315.4	+ 8.5%
of which commercial MRO	753.2	735.5	+ 2.4%
EBITDA (calculated on a comparable basis)	280.8	230.4	+ 21.9%
of which OEM business	210.5	152.3	+ 38.2%
of which commercial MRO	70.3	79.4	- 11.5%
EBITDA margin (calculated on a comparable basis)	*14.9%*	*12.9%*	
in OEM business	*18.2%*	*14.3%*	
in commercial MRO	*9.3%*	*10.8%*	
Net income (IFRS)	117.0	75.2	+ 55.6%
Net income (underlying)	102.5	87.9	+ 16.6%
Earnings per share (adjusted)	1.94	1.61	+ 20.5%
Free cash flow	119.7	95.5	+ 25.3%
Research and development expenditure	121.1	117.5	+ 3.1%
of which company-funded R&D	55.1	42.9	+ 28.4%
of which outside-funded R&D	63.4	62.5	+ 1.4%
Capital expenditure	55.6	65.9	- 15.6%
	Sept 30, 2007	**Dec. 31, 2006**	**Change**
Order backlog	3,032.9	3,342.3	- 9.3%
of which OEM business	2,933.5	3,218.4	- 8.9%
of which commercial MRO	99.8	124.1	- 19.6%
Employees	7,119	7.077	+ 0.6%

**adjusted to account for the 50% proportionate consolidation of MTU Maintenance Zhuhai*

MTU Aero Engines is the leading German manufacturer of aircraft engines and ranks among the largest companies in its sector. Together with its affiliates, the company maintains a presence in all essential markets and regions. MTU is the world's largest independent provider of MRO services for commercial aero engines. In the military sector, MTU is the lead industrial partner for almost every type of aero engine in service with the German armed forces, and an important partner in major military engine programs in Europe. The

company is a technological leader, with outstanding expertise in high-pressure compressors, low-pressure turbines, engine control units, and manufacturing and repair processes.

Contact for media representatives:
Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Phone: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Phone: +49 89 14 89-43 32
Fax: +49 89 14 89-87 57

Contact for investors and analysts:
Inka Koljonen
Director Investor Relations
Phone: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Phone: + 49 89 14 89-39 11
Fax: + 49 89 14 89-9 93 54

Press archive and photos: http://www.mtu.de

The Interim Report is available as a downloadable PDF file on the Internet at www.mtu.de, under Investor Relations -> Financial Figures and Reports -> Financial Reports.

Cautionary note regarding forward-looking statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, competition from other companies in MTU Aero Engines' industry and MTU Aero Engines' ability to retain or increase its market share, the cyclicality of the airline industry, risks related to MTU Aero Engines' participation in consortia and risk and revenue sharing agreements for new aero engine programs, risks associated with the capital markets, currency exchange rate fluctuations, regulations affecting MTU Aero Engines' business and MTU Aero Engines' ability to respond to changes in the regulatory environment, and other factors. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

MTU Aero Engines assumes no obligation to update any forward-looking statement.

MTU Aero Engines


52 Wochen
Hoch

Interim Report as at September 30, 2007

MTU Aero Engines Holding AG, Munich



Table of Contents

Selected Consolidated Financial Information and Key Figures

	2007	2006*)
Key income statement figures in € million		
Revenues	1,886.8	1,782.4
Research and development expenses	55.1	42.9
Earnings before interest and tax (EBIT)	165.3	152.4
Earnings before interest, tax, depreciation and amortization (EBITDA)	280.8	261.1
Earnings before tax (EBT)	115.8	128.2
Income taxes	1.2	-53.0
Net profit	117.0	75.2
Key income statement figures in € million (adjusted)		
Earnings before interest, tax, depreciation and amortization (EBITDA)	280.8	230.4
Earnings before tax (EBT)	171.9	147.5
Net profit	102.5	87.9
Key balance sheet figures in € million		
Equity	556.3	562.3
Total assets	3,297.9	3,112.2
Fixed assets	1,681.4	1,739.5
Non-current financial liabilities (excluding deferred tax liabilities)	1,201.6	1,184.9
Number of employees at quarter end (market segments)		
Commercial and Military Engine Business	4,649	4,773
Commercial Maintenance Business	2,470	2,314
	7,119	7,087
Key figures in %		
Gross margin	16.5	15.2
EBITDA margin	14.9	14.6
EBIT margin	8.8	8.6
Post-tax return on sales	6.2	4.2
Return on equity	20.9	14.0
Equity ratio	16.9	18.1
Cash flow in € million		
Cash flow from operating activities	179.8	141.7
Cash flow from investing activities	-60.1	-46.2
Free cash flow	119.7	95.5
Share values		
Average weighted number of outstanding shares (number)	52,768,605	54,486,072
Basic (undiluted) earnings per share in €	2.22	1.38
Basic (undiluted) earnings per share in € (adjusted)	1.94	1.61
Diluted earnings per share in €	2.12	1.38
Free cash flow per share in €	2.27	1.75
Equity per share in €	10.54	10.00

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

1 Market Overview

The first nine months of 2007 are showing all the signs that it will be another successful year for the airline industry thanks to continued good traffic growth rates, high load factors and good yields (revenue per passenger kilometres). While the recent volatility on the financial markets has dented business and consumer confidence in August, general business conditions have remained stable for airlines. This has led IATA to revise its earnings forecast for the airline industry in 2007 from US dollar 5.1 billion to US dollar 5.6 billion, based on an expected revenue growth of 8% to US dollar 489 billion. The short-term outlook for the economic fundamentals that drive series revenue, spare parts usage and maintenance services therefore remains unchanged.

Passenger traffic continued to grow, with global passenger volumes up 7.2% during the first eight months of the year*) according to IATA. This was slightly higher than the 6.1% growth during the same period last year. Whilst all of the world's major regions are contributing to this development, the Asia-Pacific region continues to outperform Europe and North America on the back of the high economic growth rates being enjoyed in this region. The fastest growth rates over the past three years have, however, been registered by airlines based in the Middle-East. The US domestic market, which continues to grow slowly, picked up some pace over the summer months.

International air freight traffic grew by 3.9% in the first 8 months*), and therefore faster than the 2.8% growth recorded for the first five months of the year. The relatively low growth rate can be put down mainly to strong competition from container shipping on international routes. The impact of the low growth rate is, however, limited as the cargo fleet represents only 10% of the global fleet with passenger airliners making up the remainder.

Fuel prices went up during the third quarter for the second quarter in succession and are now a few percent higher than last year's record levels. Over the past quarter, jet fuel price rose by 6% from US dollar 86 per barrel to US dollar 91 per barrel (US dollar 16 above the price of crude oil). The fact that airliners' earnings are generally improving around the world suggests, however, that they have been able to compensate for higher energy costs by carrying more passengers.

The airline companies in the three main regions (North America, Europe and Asia-Pacific) recorded improved earnings in the third quarter. Thanks to good operating results and the absence of restructuring costs, the top eight carriers in North America were all profitable in the second quarter for the first time in nearly a decade. The rise in fuel costs and the ability to meet renewed demand with downsized resources and staff levels represent the US industry's key challenges for now. In Europe, too, the profitability of the airlines continued to improve, albeit on a somewhat lower level. During the second quarter, they benefited primarily from the continuing strength of the business travel market. Airlines in the Asia-Pacific region also registered strong revenue and profit growth rates.

2 Operating results, financial situation and net assets

2.1 Operating results

Period from January 1 to September 30, 2007

Compared to the same period last year, **revenues** for the first three quarters of 2007 rose by € 104.4 million (5.9%) to € 1,886.8 million. Most of this increase (€ 91.9 million representing a rise of 8.7%) related to commercial and military engine business, whilst commercial MRO business increased by € 17.7 million (2.4%) to € 753.2 million. In the commercial engine business, revenues went up by € 65.0 million (8.7%) compared with the same period last year and amounted to € 811.5 million. Revenues for military engine business were up by € 26.9 million (8.5%) to € 342.3 million compared with the corresponding period last year.

Cost of sales increased overall by € 64.0 million (4.2%) to € 1,575.2 million. The fact that this increase was less pronounced than that of revenues was attributable to commercial and military engine business. Whereas the cost of sales in this area went up by € 33.8 million (3.8%) to € 917.0 million, and therefore at a slower rate than the increase in revenues, the cost of sales for commercial MRO business went up by € 42.1 million (6.5%) to € 685.0 million, and therefore at a faster rate than the increase in revenues.

As a result of the less pronounced increase in cost of sales, the **gross profit** rose by € 40.4 million (14.9%) to € 311.6 million (January - September 2006: € 271.2 million).

Research and development expenses, at € 57.7 million, were € 2.7 million higher than in the corresponding nine-month period last year (excluding utilization of the R&D provision and capitalisation of development costs).

Selling expenses increased by € 2.7 million, whilst **general administrative expenses** remained at roughly the previous year's level (€ 0.7 million).

Depreciation and amortization included in cost of sales, selling and general administrative expenses amounted to € 115.5 million (January-September 2006: € 108.7 million). The figure reported includes an impairment loss of € 14.7 million recognized on a repair operations license relating to commercial MRO business (see Note 6).

Earnings before financial result and taxes (EBIT) for the nine-month period improved by € 12.9 million (8.5%) to € 165.3 million as a result of the increase in gross profit.

After adjusting the figures to eliminate the current depreciation and amortization and the effect of the purchase price allocation (resulting from the acquisition of the company), the earnings before interest, tax, depreciation and amortization (EBITDA) was as follows:

*) IATA figures for September 2007 were not available at the reporting date.

Reconciliation of EBIT to EBITDA adjusted

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006*)
EBIT	165.3	152.4
+ Current depreciation/amortization of fixed assets	74.1	58.7
+ PPA depreciation/amortization of fixed assets	41.4	50.0
EBITDA	**280.8**	261.1
- Utilization of R&D provision		-12.1
- Changes in valuation of program assets		-8.1
- Gains on sale of land		-10.5
EBITDA adjusted	**280.8**	230.4

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

The financial result for the nine-month period to September 30, 2007 was a net expense of € 48.9 million (January to September 2006: € 23.0 million). The nine-month financial result was negatively impacted by the payment of an early repayment fee incurred on repayment of the High Yield Bond (€ 19.1 million) and by fair value losses on foreign currency holdings, interest rate instruments and forward commodity contracts.

On February 1, 2007, MTU Aero Engines Finance B.V., Amsterdam, Netherlands, issued a convertible bond totalling € 180.0 million (see Note 19). The present value of the obligation under the bond is being unwound using a market interest rate of 5% p.a. The amount relating to the period from February to September 2007 is included as interest expense in financial result. During the first quarter 2007, MTU repaid the High Yield Bond using the cash proceeds from the convertible bond (see Note 19).

Net financial liabilities during the period from Dec. 31, 2006 to Sep. 30, 2007

in € million	Balance at Sep. 30, 2007	Balance at Dec. 31, 2006	Change
High Yield Bond		165.0	-165.0
Convertible bond	164.5		164.5
Liabilities to banks			
Revolving Credit Facility (RCF)	73.0	75.6	-2.6
Other liabilities to banks	31.2	33.4	-2.2
Finance lease liabilities	45.2	48.5	-3.3
Loan from the province of British Columbia to MTU Maintenance Canada	13.8	12.8	1.0
Sundry other financial liabilities	5.2	3.5	1.7
Total financial liabilities	**332.9**	**338.8**	**-5.9**
Cash and cash equivalents	-101.2	-102.2	1.0
Net financial liabilities	**231.7**	**236.6**	**-4.9**

Earnings before tax (EBT) fell by € 12.4 million to € 115.8 million, mainly as a result of early repayment fee on the High Yield Bond (€ 19.1 million) and the impairment loss on the repair operations license (€ 14.7 million).

Business tax reform 2008

Following the adoption by the Bundesrat (Federal Council) on July 6, 2007 of the law relating to Business Tax Reform 2008 (as previously passed by the German Parliament on May 25, 2007), the new legislation comes into force with effect from January 1, 2008. The previous corporation tax rate of 25% will be reduced to a uniform rate of 15% for all corporations, irrespective of whether profits are retained or distributed. As far as municipal trade tax is concerned, the basic tax rate will be reduced from 5% to 3.5%. On the other hand, however, municipal trade tax will no longer be deductible for corporation tax purposes. As a result, the combined tax rate for corporation tax and municipal trade tax relevant for the group parent company, MTU Aero Engines Holding AG, Munich, up to December 31, 2007 will be reduced with effect from January 1, 2008 from 40.4% to 32.6%. For this reason, deferred tax liabilities (primarily arising in conjunction with the Company's acquisition) have been measured with effect from the beginning of the third quarter 2007 at a uniform group rate of 32.6%, giving rise to the recognition of tax in-come in the third quarter amounting to € 49.6 million.

Overall, the Group reports a **net profit** of € 117.0 million for the period from January 1 to September 30, 2007, compared with a net profit of € 75.2 million for the same period last year.

Adjusted for the depreciation of the purchase price allocation (€ 41.4 million), the impairment loss recognized on a repair operations license (€ 14.7 million) and the effect of calculating deferred taxes with the revised tax rate (€ 49.6 million), the underlying net income is € 102.5 million. If the early repayment penalty of € 19.1 million incurred to settle the High Yield Bond were also excluded, the net profit would have been € 113.9 million.

Operating results by segment

OEM business

Operating results for the third quarter 2007

Revenues generated by commercial and military engine business in the third quarter 2007 rose by € 13.5 million (3.6%) to € 385.6 million. Within those figures, revenues from commercial engine business rose by € 5.5 million (2.1%) to € 266.6 million and revenues from military engine business went up by € 8.0 million (7.2%) to € 119.0 million.

Compared with the third quarter one year earlier, the gross profit improved by € 20.3 million (26.9%) to € 95.8 million.

Earnings before interest, tax, depreciation and amortization (EBITDA) improved accordingly by € 6.2 million (7.9%) to € 84.7 million.

Overall, earnings before tax (EBT) for the third quarter rose by € 10.5 million to € 52.7 million (third quarter 2006: € 42.2 million). The pre-tax return on sales was therefore 13.7% (third quarter 2006: 11.3%).

Operating results for the nine-month period to September 30, 2007

Revenues generated by commercial and military engine business in the first nine months of 2007 amounted to € 1,153.8 million, an increase of € 91.9 million (8.7%) compared with the corresponding period last year.

Revenues from commercial engine business increased by € 65.0 million (8.7%) to € 811.5 million. In the military engine business, revenues for the nine-month period went up by € 26.9 million (8.5%) and amounted to € 342.3 million.

The gross profit improved by € 58.1 million (32.5%) to € 236.8 million.

Earnings before interest, tax, depreciation and amortization (EBITDA) rose by € 27.5 million (15.0%) to € 210.5 million.

Despite the exceptional items included in financial result, nine-month earnings before tax (EBT) rose by € 14.4 million from € 78.5 million to € 92.9 million.

MRO business

Operating results for the third quarter 2007

Third-quarter revenues generated by commercial MRO business increased marginally by € 2.2 million (0.9%) to € 247.9 million (third quarter 2006: € 245.7 million).

Mainly as result of the impairment loss on a repair operations license, the gross profit fell by € 13.7 million (55.9%) to € 10.8 million (see Note 6).

As a consequence, earnings before interest, tax, depreciation and amortization (EBITDA) fell by € 7.5 million (32.9%) to € 15.3 million and earnings before tax by € 23.6 million to a loss of € 8.1 million.

Operating results for the nine-month period to September 30, 2007

As a result of a business interruption caused by the implementation of the ERP software solution in the second quarter, revenues generated by commercial MRO business in the nine-month period increased by only € 17.7 million (2.4%) to € 753.2 million.

As a consequence of the business interruption and the impairment loss on the repair operations license, the segment gross profit decreased by € 24.4 million (26.3%) to € 68.2 million, earnings before interest, tax, depreciation and amortization (EBITDA) were down by € 9.1 million (11.5%) to € 70.3 million and earnings before tax (EBT) fell by € 25.4 million to € 30.4 million. The pre-tax return on sales for the nine-month period was therefore 4.0% compared with 7.6% one year earlier.

2.2 Financial position

The consolidated cash flow statement shows the sources and applications of cash flows for the first three quarters of 2007 and 2006, classified into cash flows from operating, investing and financing activities.

The cash inflow from **operating activities** for the nine-month period was € 179.8 million (January-September 2006: € 141.7 million), an increase of € 38.1 million. This was despite the fact that the increase in inventories over the first three quarters of the year was € 23.0 million greater than the increase in the previous year. By contrast, the increase in trade receivables was € 20.0 million lower than in the corresponding period last year. The increase in liabilities and advance payments from customers was € 31.0 million higher than one year earlier.

Payments for investments in intangible assets and property, plant and equipment during the nine-month period were € 10.3 million lower than in the previous year. The cash flow from **investing activities** during the period to September 30, 2007 totalled € 60.1 million (January-September 2006: € 46.2 million), including expenditure for the new site in Poland for MTU Aero Engines Polska (see Note 5).

The cash outflow for **financing activities** was affected in particular by the dividend payment made in April amounting to € 43.6 million (January-September 2006: € 40.2 million) and the acquisition of treasury shares amounting to € 84.5 million (January-September 2006: € 37.5 million). The total cash outflow for financing activities during the nine-month period ended September 30, 2007 was € 119.9 million, compared with € 30.0 million one year earlier.

After adjustment for the effects of exchange-rate fluctuations and changes in the composition of the Group, the balance of cash and cash equivalents was practically unchanged (reduction of € 1 million; January-September 2006: increase of € 66.2 million).

Free cash flow (the sum of the cash inflow from operating activities and the cash outflow for investing activities) totalled € 119.7 million for the period ended September 30, 2007 (January-September 2006: € 95.5 million).

Change in Cash and Cash Equivalents



200,0
180,0
160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
-20,0
-40,0
-60,0
-80,0
-100,0
-120,0
102.2
179.8
-60.1
-119.9
-0.8
101.2
Cash and cash equivalents as at Jan.1, 2007
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Exchange rate, Change consolidation
Cash and cash equivalents as at September 30, 2007

2.3 Net assets

The balance sheet total increased by € 185.7 million or 6.0% compared to December 31, 2006.

While fixed assets decreased by € 63.1 million mainly as a result of scheduled amortization, depreciation and write-downs on intangible assets and property, plant and equipment, current assets increased overall by € 248.8 million. This includes a € 67.7 million increase in inventories and a € 194.4 million increase in receivables (including POC maintenance receivables and trade receivables). By contrast, current other assets, mainly relating to accounts receivable from related companies, went down by € 9.9 million. Cash and cash equivalents as at September 30, 2007 were almost the same as at December 31, 2006.

Group equity decreased over the nine-month period from € 562.3 million to € 556.3 million. The net profit for the nine-month period (€ 117.0 million) and the direct equity impact of the convertible bond, net of transaction costs and taxes (€ 9.9 million), contributed to an increase in equity on the one hand. Accumulated other equity increased from € 12.9 million at the beginning of the period to € 13.6 million at the end. Equity was reduced by the dividend payment for the financial year 2006 (€ 43.6 million), the acquisition of treasury shares (€ 84.5 million) and expenditure in connection with the Matching Stock Program (€ 5.5 million). As a consequence of the reduced level of equity and the increase in the balance sheet total, the equity ratio fell to 16.9% (December 31, 2006: 18.1%).

Pension provisions increased by € 15.6 million in line with schedule.

Whereas the carrying amount of other non-current provisions was largely unchanged, other current provisions went up by € 29.4 million.

Financial liabilities decreased slightly by € 5.9 million (see Note 19), mainly as a result of lower level of liabilities to banks and finance lease liabilities.

Trade payables increased by € 44.0 million to € 360.8 million due to timing factors.

Other sundry liabilities were up by € 154.7 million to € 862.7 million. The main factors here were the increase (€ 126.9 million) in advance payments received from customers and the increase (€ 21.4 million) in liabilities to related companies (mainly due to timing factors).

The following table shows the changes in assets and liabilities during the period from December 31, 2006 to September 30, 2007, analyzed by current and non-current items:

Change in Assets, Equity and Liabilities

(Statement of changes between December 31, 2006 and September 30, 2007)	€ million	€ million
Non-current Assets		
Intangible assets	-47.2	
Property, plant and equipment	-15.1	
Financial assets	4.2	
Other assets	-4.7	
Deferred tax assets	-0.3	-63.1
Current Assets		
Inventories	67.7	
Receivables	194.4	
Other assets	-9.9	
Cash and cash equivalents	-1.0	
Prepayments	-2.4	248.8
Change in Assets		185.7
Equity		-6.0
Non-current Liabilities		
Provisions	17.9	
Financial liabilities	-4.6	
Other liabilities	3.4	
Deferred tax liabilities	-48.2	-31.5
Current Liabilities		
Provisions	29.2	
Financial liabilities	-1.3	
Trade payables	44.0	
Other liabilities	151.3	223.2
Change in Equity and Liabilities		185.7

Change in Assets, Equity and Liabilities


300,0
250,0
200,0
150,0
100,0
50,0
0,0
-50,0
-100,0
Non-current Assets
-63.1
Current Assets
248.8
Equity
-6.0
Non-current Liabilities
-31.5
Current Liabilities
223.2

3 Events after the balance sheet date

Changes in the Board of Management

Bernd Kessler, Munich, will leave the Board of Management of MTU Aero Engines Holding AG, Munich, with effect from November 1, 2007.

Dr. Stefan Weingartner, Munich, has been appointed as his successor. His contract runs for a period of three years.

in € million	(Notes)	Group Jan. 1 to Sep. 30, 2007	Group Jan. 1 to Sep. 30, 2006*)	Group Q 3 2007	Group Q 3 2006*)
Revenues		1,886.8	1,782.4	626.2	612.4
Cost of sales	(6)	-1,575.2	-1,511.2	-518.2	-512.5
Gross profit		311.6	271.2	108.0	99.9
Research and development expenses	(7)	-55.1	-42.9	-21.7	-12.7
Selling expenses	(8)	-58.2	-55.5	-19.8	-18.3
General administrative expenses	(9)	-33.9	-33.2	-12.2	-13.1
Other operating income and expenses		0.9	12.8	-2.7	10.9
Earnings before interest and tax		165.3	152.4	51.6	66.7
Financial result	(10)	-48.9	-23.0	-10.1	-9.9
Share of profit/loss of joint ventures accounted for using the equity method		-0.6	-1.2		-0.3
Earnings before tax		115.8	128.2	41.5	56.5
Income taxes	(11)	1.2	-53.0	30.5	-23.1
Net profit		117.0	75.2	72.0	33.4
Basic (undiluted) earnings per share in €	(12)	2.22	1.38	1.36	0.61
Diluted earnings per share in €	(12)	2.12	1.38	1.30	0.61

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

in € million	(Notes)	Group Sep. 30, 2007	Group Dec. 31, 2006
Non-current Assets			
Intangible assets	(13)	1,142.3	1,189.5
Property, plant and equipment	(14)	522.7	537.8
Financial assets		16.4	12.2
Other assets	(16)	7.1	11.8
Deferred tax assets		1.1	1.4
		1,689.6	1,752.7
Current Assets			
Inventories	(15)	596.7	529.0
Receivables	(16)	805.5	611.1
Other assets	(16)	98.1	108.0
Cash and cash equivalents		101.2	102.2
Prepayments		6.8	9.2
		1,608.3	1,359.5
Total Assets		3,297.9	3,112.2

in € million	(Notes)	Group Sep. 30, 2007	Group Dec. 31, 2006
Equity	(17)		
Subscribed capital		55.0	55.0
Capital reserves		460.1	455.7
Revenue reserves		154.8	81.4
Treasury shares		-127.2	-42.7
Accumulated other equity		13.6	12.9
		556.3	562.3
Non-current Liabilities			
Pension provisions		392.9	377.1
Other provisions	(18)	263.1	261.0
Financial liabilities	(19)	245.0	249.6
Other liabilities	(20)	300.6	297.2
Deferred tax liabilities	(21)	259.0	307.2
		1,460.6	1,492.1
Current Liabilities			
Pension provisions		17.6	17.8
Other provisions	(18)	252.6	223.2
Financial liabilities	(19)	87.9	89.2
Trade payables		360.8	316.8
Other liabilities	(20)	562.1	410.8
		1,281.0	1,057.8
Total Equity and Liabilities		3,297.9	3,112.2

in € million	Sub-scribed capital	Capital re-serves*)	Revenue re-serves	Treasury shares	Accumulated other equity			Total
					Trans-lation differences	Derivative financial instru-ments	Subtotal	
Balance as at January 1, 2006	55.0	454.5	32.5		1.0	-15.0	-14.0	528.0
Financial instruments (forward foreign exchange contracts)						19.1	19.1	19.1
Translation differences					-0.8		-0.8	-0.8
= Income and expense not recognized in the income statement					-0.8	19.1	18.3	18.3
Net profit for the period			75.2					75.2
= Total income and expense for the period			75.2		-0.8	19.1	18.3	93.5
Dividend payment			-40.2					-40.2
Purchase of treasury shares				-37.5				-37.5
Matching Stock Program (MSP)		0.9						0.9
Balance as at September 30, 2006	55.0	455.4	67.5	-37.5	0,2	4.1	4.3	544.7
Balance as at January 1, 2007	55.0	455.7	81.4	-42.7	-2.6	15.5	12.9	562.3
Financial instruments (forward foreign exchange contracts)						3.4	3.4	3.4
Translation differences					-2.7		-2.7	-2.7
= Income and expense not recognized in the income statement					-2.7	3.4	0.7	0.7
Net profit for the period			117.0					117.0
= Total income and expense for the period			117.0		-2.7	3.4	0.7	117.7
Equity component of convertible bond		11.9						11.9
Transaction cost (after tax)		-2.0						-2.0
Dividend payment			-43.6					-43.6
Purchase of treasury shares				-84.5				-84.5
Matching Stock Program (MSP)		-5.5						-5.5
Balance as at September 30, 2007	55.0	460.1	154.8	-127.2	-5.3	18.9	13.6	556.3

*) Same period last year: The fair value of the equity instruments under the Matching Stock Program has been reclassified to capital reserves (see also Note 4).

in € million	Group Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006**)
Net profit	117.0	75.2
+ Depreciation and amortization	115.5	108.7
+/- Profit/loss of associated companies	0.9	3.4
+/- Profit/loss on disposal of fixed assets	-0.1	-9.9
+/- Change in pension provisions	15.6	15.1
+/- Change in other provisions	31.5	18.9
+/- Change in non-cash taxes	-50.9	1.8
+/- Change in Matching Stock Program	-5.3	0.9
+/- Change in inventories	-67.7	-44.7
+/- Change in receivables (excl. derivates)	-175.4	-195.4
+/- Change in liabilities (excl. derivates)	198.7	167.7
Cash flow from operating activities	**179.8**	141.7
- Investments in intangible assets and property, plant and equipment	-55.6	-65.9
- Investments in financial assets	-5.3	
+ Proceeds from fixed asset disposals	0.8	19.7
Cash flow from investing activities	**-60.1**	-46.2
Free cash flow	**119.7**	95.5
+/- Change in financial liabilities	-5.9	47.7
- Purchase of treasury shares	-84.5	-37.5
- Dividend payment	-43.6	-40.2
+ Change in capital in connection with convertible bond*)	14.3	
- Expense for MSP shares	-0.2	
Cash flow from financing activities	**-119.9**	-30.0
+/- Exchange rate movements in equity	-2.7	-0.8
+/- Exchange rate movements in fixed assets	1.9	1.5
	-0.8	0.7
Change in cash and cash equivalents	**-1.0**	66.2
Cash and cash equivalents as at January 1	102.2	22.0
Cash and cash equivalents as at September 30	101.2	88.2
Change in cash and cash equivalents	**-1.0**	66.2
Cash and cash equivalents as at September 30	101.2	88.2
- Revolving Credit Facility (see Note 19)	-73.0	-64.8
Net liquidity as at September 30	**28.2**	23.4

*) net of transaction costs
**) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

Basis of preparation

1 General information

MTU Aero Engines Holding AG and its subsidiary companies (hereafter referred to as "Group" or "Group Companies") comprise one of the world's leading manufacturers of engine modules and components, and the world's leading independent provider of commercial engine MRO services.

The business activities of the Group cover the entire life-cycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: "Commercial and Military Engine Business (OEM)", and "Commercial Engine Maintenance Business (MRO)".

MTU's commercial engine business covers the development and production of modules, components and spare parts for commercial engine programs, including final assembly. MTU's military engine business focuses on the development and production of modules and components for engines, production of spare parts and final assembly as well as maintenance services for these engines. The commercial engine maintenance business segment includes activities in the area of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG (parent company) with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the Commercial Registry at the District Court of Munich.

2 IFRS financial reporting

The consolidated financial statements of MTU Aero Engines Holding AG as at December 31, 2006, were drawn up in accordance with International Financial Reporting Standards (IFRS), such as these apply in the EU, and the guidelines of the International Accounting Standards Board (IASB), based in London. The interim consolidated financial statements ("Interim Report") of MTU Aero Engines Holding AG as at September 30, 2007, which have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting), have been drawn up using, in all material respects, the same accounting policies as in the 2006 consolidated financial statements. Necessary changes resulting from the application of new or revised Standards or for reasons of greater transparency are explained in Note 4. All Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) which are mandatory at September 30, 2007 have also been applied. The Interim Report also complies with German Accounting Standard No. 6 (GAS 6) - Interim Financial Reporting - issued by the German Accounting Standards Committee e. V. (GASC). The Interim Report has not been audited by the Group Auditor.

Further information about the Group's accounting principles and policies is contained in the MTU Aero Engines Holding AG consolidated financial statements as at December 31, 2006. The reporting currency for the consolidated financial statements is the Euro. All amounts are disclosed in millions of euros (€ million) unless stated otherwise.

3 New financial reporting rules

No new financial reporting rules came into force during the third quarter 2007 which are material for the Group.

4 Adjustments to the Group Interim Report for the nine-month period from January 1 to September 30, 2007

MTU Maintenance Zhuhai Co. Ltd., China, has been consolidated proportionately (at 50%) since the beginning of 2006. The corresponding prior year figures disclosed in the Group Interim Report have been adjusted for comparison purposes. Regardless of the method applied to consolidate this entity, there is no impact on group earnings per share for the previous year.

The following restatements were made within equity in the previous financial year i.e. all effects were taken into account in the consolidated financial statements for the year ended December 31, 2006:

The profit for the period under report is transferred to revenue reserves with the effect that the balance sheet line "Unappropriated profit" is no longer required. In addition, the acquisition of treasury shares was recognized on the line "Treasury shares" as a separate sub-item within equity. The fair value of Phantom Stocks, relating to the Matching Stock Program (MSP) and measured using the Black-Scholes method, has been re-classified from "Accumulated other equity" to "Capital reserves" within the Consolidated Statement of Changes in Equity.

Utilization of the Group's RCF overdraft facility has an impact on liquidity. In order to improve transparency, the Group's liquidity status is now disclosed in the Consolidated Cash Flow Statement (after the line "Change in cash and cash equivalents"). For this purpose, the current account overdraft is netted against cash and cash equivalents.

The Financial Reporting Enforcement Panel (FREP), which has the remit to examine the financial statements of the majority of companies newly listed on the Stock Exchange, has examined MTU Aero Engines Holding AG's consolidated financial statements for the financial year 2005 pursuant to § 342b (2) sentence 3 no. 3 HGB (random sample examinations). MTU decided to concur with the result of the examination. This relevant announcement was made on January 19, 2007. The result of the FREP examination included an interpretation of the accounting treatment of the purchase price allocation relating to three commercial engine programs in conjunction with the purchase of the business by KKR in 2004. For the purposes of purchase accounting for the relevant program assets, the FREP is of the opinion that the obligations directly attributable to these programs as at December 31, 2005 are required to be reported on the liabilities side of the balance sheet (contingent

liabilities) and hence, separately from assets. The impact of the restatement was included in full in the 2006 consolidated financial statements. Since the examination findings were not made until the beginning of 2007, the comparative figures for the nine-month period ended September 30, 2006 have been restated.

5 Consolidated companies

MTU Aero Engines Finance B.V., Amsterdam, Netherlands, was incorporated on January 19, 2007 with share capital of € 18,000. This entity is wholly owned by MTU Aero Engines Holding AG and is included in the consolidated financial statements as at September 30, 2007.

MTU Aero Engines Polska Spólka z ograniczona odpowiedzialnoscia (In short: MTU Aero Engines Polska Sp. Z o.o.), Rzeszów, Poland, was incorporated with effect from July 20, 2007 with a share capital of Zloty 50,000 (PLN). Up to September 14, 2007, the entity's shares were 99% owned by MTU Aero Engines GmbH, Munich, and 1% owned by MTU Maintenance Hannover GmbH, Langenhagen. In accordance with the agreement dated September 14, 2007 (certified by public notary), MTU Aero Engines GmbH, Munich, acquired 1% of the share capital from MTU Maintenance Hannover GmbH, Langenhagen, at a price of PLN 500 PLN, so that MTU Aero Engines GmbH, Munich, now wholly owns MTU Aero Engines Polska Sp. Z o.o., Poland. Subsequent to the acquisition of the additional shareholding, MTU Aero Engines GmbH, Munich, resolved on September 14, 2007 to increase the share capital of MTU Aero Engines Polska Sp. Z o.o. by PLN 20,000,000 to PLN 20,050,000 and paid in the full amount (200,500 shares, with a nominal value of PLN 100 per share).

In accordance with the agreement dated June 21, 2007, certified by public notary (deed number G0957/2007), MTU Aero Engines Investment GmbH, Munich, was merged into MTU Aero Engines Holding AG, Munich. The merger was executed by transferring all of the assets and liabilities of the transferring company to the receiving company pursuant to the provisions contained in the German Company Transformation Act (UmwG), in particular in sections § 1 (1) no. 1, § 2 no. 1, § 3 (1) no. 2, §§ 4 et seq., §§ 46 et seq., and §§ 60 et seq. of that act. The merger took effect for legal and tax purposes effective January 1, 2007 and was entered in the commercial register on July 13, 2007. The merger does not have any impact on the consolidated financial statements.

In total, six German and five foreign entities are included in the consolidated financial statements of MTU Aero Engines Holding AG. Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, is consolidated at equity, and MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, is consolidated proportionately. Two subsidiaries are not consolidated on the grounds of immateriality. MTU München Unterstützungskasse GmbH, Munich, is also not consolidated, since that entity's obligations are recognized in the consolidated balance sheet.

Notes to the Consolidated Income Statement

6 Cost of sales

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Cost of materials	-1,199.1	-1,149.8	-401.9	-368.2
Personnel expenses	-281.7	-281.5	-92.3	-96.0
Depreciation and amortization	-106.5	-101.7	-44.4	-32.4
Other cost of sales	12.1	21.8	20.4	-15.9
	-1,575.2	-1,511.2	-518.2	-512.5

The carrying amount of the repair operations license for the CF34 was compared during the third quarter 2007 with the asset's recoverable amount (i.e. the present value of future cash flows). The recoverable amount was lower than the carrying amount, with the result that it was necessary to recognize an impairment loss of € 14.7 million relating to the commercial MRO segment.

7 Research and development expenses

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Cost of materials	-15.4	-13.1	-6.7	-2.7
Personnel expenses	-38.1	-37.7	-14.1	-12.8
Depreciation and amortization	-4.2	-4.2	-1.4	-1.2
	-57.7	-55.0	-22.2	-16.7
Capitalization of R&D costs	2.6		0.5	
Utilization of R&D provision		12.1		4.0
	-55.1	-42.9	-21.7	-12.7

With regard to the capitalization of development costs, please refer to Note 13.

8 Selling expenses

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Cost of materials	-9.4	-7.0	-3.4	-2.2
Personnel expenses	-34.7	-33.4	-12.0	-11.1
Depreciation and amortization	-2.6	-1.7	-1.3	-0.6
Other selling expenses	-11.5	-13.4	-3.1	-4.4
	-58.2	-55.5	-19.8	-18.3

Selling expenses comprise mainly expenditure for marketing, advertising and sales personnel as well as write-downs on trade receivables.

9 General administrative expenses

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Cost of materials	-5.8	-3.1	-2.1	-1.4
Personnel expenses	-20.7	-20.6	-6.9	-6.9
Depreciation and amortization	-2.2	-1.1	-1.1	-0.4
Other administrative expenses	-5.2	-8.4	-2.1	-4.4
	-33.9	-33.2	-12.2	-13.1

10 Financial result

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Income from associated companies	0.4	0.2	0.4	0.1
Losses from the disposal of investments in associated companies		-0.3		-0.3
	0.4	-0.1	0.4	-0.2
Net interest expense				
Other interest and similar income	5.7	14.3	1.9	1.3
Interest expenses				
Bank interest	-2.9	-15.2	-1.2	-1.1
Loan interest	-2.1	-10.2		-3.4
Convertible bond	-5.4		-2.0	
Penalty for repayment of High Yield Bond*)	-19.1			
Finance leases	-1.9	-2.2	-0.6	-0.8
Non-consolidated companies	-0.2	-0.3		-0.1
Other interest expenses	-1.3	-1.3	-0.6	-0.6
	-32.9	-29.2	-4.4	-6.0
	-27.2	-14.9	-2.5	-4.7
Financial result on other items				
Exchange rate gains/losses on currency holdings	-9.7	-1.2	-6.5	0.4
Exchange rate gains/losses on financing transactions	1.1	0.7	0.4	0.4
Exchange rate gains/losses on finance leases	1.4	1.6	0.9	-0.1
Exchange rate gains/losses on interest rate swaps	-0.6	4.9	-0.5	-1.2
Expenses/income from forward foreign exchange transactions	5.8		5.2	
Gains/losses on forward commodity contracts	-5.5		-2.5	
Interest expense attributable to pension provisions	-14.5	-13.8	-4.8	-4.6
Interest expense attributable to the R&D provision		-0.3		-0.1
Interest expense attributable to other personnel provisions	-0.1	-0.1		
Other expenses and income		0.2	-0.2	0.2
	-22.1	-8.0	-8.0	-5.0
	-48.9	-23.0	-10.1	-9.9

*) see Note 19

11 Income taxes

in € million	Jan. 1 to Sep. 30, 2007	Jan. 1 to Sep. 30, 2006	Q 3 2007	Q 3 2006
Current tax expense	-51.2	-51.2	-21.0	-20.9
Deferred tax expense	52.4	-1.8	51.5	-2.2
Income taxes reported in the income statement	1.2	-53.0	30.5	-23.1

Information regarding the impact of the business tax reform that comes into force on January 1, 2008 and the resulting change in deferred taxes is provided in the analysis of the group's performance for the nine-month period ended September 30, 2007 (Group Management Report).

12 Earnings per share

For the purposes of determining diluted earnings per share, the average number of shares in circulation is added to the maximum number of shares that could be exercised in conjunction with conversion rights issued under the Matching Stock Program on June 6, 2005 and to the maximum number of shares that could be exercised in conjunction with the convertible bond issued by MTU Aero Engines Finance B.V. Amsterdam, Netherlands, on February 1, 2007. In parallel, group earnings are increased by the amount of post-tax interest expense relating to the convertible bond.

		Jan. 1 to Sep. 30, 2007				Jan. 1 to Sep. 30, 2007
		Basic (undiluted) earnings per share	Financial instruments Reconciliation			Diluted earnings per share
			Interest expenses convertible bond/ Number of shares	Current and deferred taxes	Matching Stock Program/ Number of shares	
Net profit	in € million	117.0	5.4	-2.2		120.2
Average weighted number of outstanding shares	Number	52,768,605	3,636,364		169,527	56,574,496
Earnings per share	in €	2.22				2.12

		Jan. 1 to Sep. 30, 2006				Jan. 1 to Sep. 30, 2006
		Basic (undiluted) earnings per share	Financial instruments Reconciliation			Diluted earnings per share
			Interest expenses convertible bond/ Number of shares	Current and deferred taxes	Matching Stock Program/ Number of shares	
Net profit	in € million	75.2				75.2
Average weighted number of outstanding shares	Number	54,486,072			84,799	54,570,871
Earnings per share	in €	1.38				1.38

Notes to the consolidated balance sheet

13 Intangible assets

Intangible assets comprise, as at the end of the previous year, program/product values and program-independent technologies recognized in conjunction with the purchase price allocation, software (mainly technical) and purchased goodwill.

Additions to intangible assets during the first nine months of 2007 amounted to € 8.0 million (January-September 2006: € 21.2 million) and relate primarily to military program-related investments and the capitalization of development costs (€ 2.6 million) in the area of commercial MRO business in accordance with IAS 38. The amortization expense for the nine-month period was € 54.0 million (January-September 2006: € 41.6 million). This includes the impairment loss of € 14.7 million recognized on the repair operations license relating to the CF34 (see Note 6).

14 Property, plant and equipment

Capital expenditure for property, plant and equipment during the first nine months of 2007 was € 47.6 million (January-September 2006: € 44.7 million). The depreciation expense for the same period amounted to € 61.5 million (January-September 2006: € 67.1 million).

15 Inventories

in € million	Sep. 30, 2007	Dec. 31, 2006
Raw materials and supplies	258.2	230.2
Work in process	330.3	295.3
Advance payments	8.2	3.5
	596.7	529.0

16 Receivables and other assets

	Sep. 30, 2007			Dec. 31, 2006		
in € million	Current Due within one year	Non-current Due in more than one year	Total	Current Due within one year	Non-current Due in more than one year	Total
Trade receivables	383.3		383.3	345.1		345.1
Accounts receivable attributable to production and maintenance orders (PoC)	422.2		422.2	266.0		266.0
	805.5		805.5	611.1		611.1

in € million	Sep. 30, 2007 Current Due within one year	Sep. 30, 2007 Non-current Due in more than one year	Sep. 30, 2007 Total	Dec. 31, 2006 Current Due within one year	Dec. 31, 2006 Non-current Due in more than one year	Dec. 31, 2006 Total
Accounts receivable from related companies						
Associated companies	42.3		42.3	51.1		51.1
Joint ventures	2.7		2.7	3.8		3.8
Tax refund claims						
Income taxes	2.4		2.4	12.5		12.5
Other taxes	5.3		5.3	12.0		12.0
Receivables from suppliers	3.1		3.1	4.6		4.6
Receivables from employees	4.0		4.0	1.3		1.3
Fair value of derivatives						
Forward foreign exchange	26.1	2.2	28.3	18.7	7.5	26.2
Interest rate swaps		0.4	0.4		0.2	0.2
Forward commodity contracts		0,3	0.3			
Other assets	12.2	4.2	16.4	4.0	4.1	8.1
	98.1	7.1	105.2	108.0	11.8	119.8

17 Equity

17.1 Capital reserves

Changes in shareholder's equity during the period from January 1 to September 30, 2007 are shown on page 14.

Matching Stock Program

Capital reserves include premiums arising from the issue of shares and the fair values recorded for the Matching Stock Program. Changes in valuations of non-market-related exercise thresholds are considered in the assumptions relating to the expected number of exercisable shares of phantom stock. In the event that there is a change during the vesting period, the fair value of the original equity instruments calculated at the beginning of the program must be adjusted by the amount arising for the period between the date of the amendment through to the date on which the amended equity instruments can be exercised for the first time. The exercise threshold for the first tranche of the Matching Stock Program, granted on June 6, 2005, was exceeded at the exercise date on June 6, 2007.

On the basis of the resolution taken by the Supervisory Board and Board of Management on May 23, 2007, the company has applied the option available under the terms of the Matching Stock Program to deduct the amount of dividends paid during the period between the grant date and date of payment of each tranche of phantom stocks from the basis price of the relevant tranche. In addition to the gains and loss arising on the fair value measurement of the equity instruments in accordance with IFRS 2.27, the increase in the fair value of the phantom stocks has been recognized in the income statement (expense of € 2.2 million) in accordance with IFRS 2.B 43(a).

The exercise price for 421,674 exercisable phantom stocks out of the first tranche was € 21.97 and the gross proceeds deducted from capital reserves amounted to € 9.3 million. The average share price at exercise date was € 43.64 per share of phantom stock. In total, 112,612 shares were transferred to employees (see Note 17.3).

Convertible bond

The equity portion of the convertible bond (net of tax) issued on February 1, 2007 is also recognized on this line (see Note 19).

17.2 Revenue reserves

Revenue reserves comprise the post-acquisition and non-distributed earnings of consolidated group companies. Revenue reserves increased on the one hand by € 117.0 million as a result of the net profit for the nine-month period, and was reduced by the dividend payment of € 43.6 million for the financial year 2006.

17.3 Treasury shares

At the Annual General Meeting of MTU Aero Engines Holding AG on May 12, 2006, the shareholders authorised the Board of Management to acquire treasury shares via the stock exchange, up to a maximum of 10 % of the Company's share capital in place at the date of the resolution and to withdraw these shares from circulation without any further resolution by the Annual General Meeting. The authorization resolved at the Company's Annual General Meeting on May 12, 2006 to acquire treasury shares is valid until November 11, 2007 and was replaced by a new authorization at the Annual General Meeting held on April 27, 2007. The Company is authorized, during the period from April 28, 2007 to October 27, 2008, and pursuant to § 71 (1) no. 8 of the German Stock Corporation Act, to acquire treasury shares up to a maximum of 10 % of the Company's share capital in place at the date of the resolution. The Board of Management can elect to make the acquisition either via the stock exchange or in the form of a public offer made to all shareholders (or, where permitted by law, in the form of a request to shareholders to submit a sales offer).

In addition, the Board of Management is authorized, with the approval of the Supervisory Board, to use the bought-back treasury shares to fulfil any convertible bonds, bonds with option warrants, profit-share certificates or profit-participation bonds (or a combination of these instruments) which the Company issues or has issued on the basis of the resolution taken at the Annual General Meeting on May 31, 2005. The subscription right of existing shareholders to the treasury shares is therefore excluded.

Share buy-back program

In conjunction with the authorizations resolved at the Annual General Meetings held on May 12, 2006 and April 27, 2007, MTU Aero Engines Holding AG's Board of Management decided to buy back shares via the stock exchange. In total. 3,634,336 shares had been acquired by September 30, 2007 and 112,612 shares reissued in conjunction with the Matching Stock Program. At September 30, 2007, the Company held a total of 3,521,724 treasury shares (i.e. 6.4% of the Company's share capital) at an average price of € 36.11 per share. The total cost of the buy-back (€ 127.2 million) has been recognized directly in equity on the line "Treasury shares".

As a result of the share buy-back transactions, the weighted average number of shares at September 30, 2007 was 52,768,605 shares.

	2007			2006		
in number	Balance at beginning of month	Purchased/ Exercised MSP shares 2007	Balance at end of month	Balance at beginning of month	Purchased 2006	Balance at end of month
Purchased/						
Balance as at January 1	55,000,000	-1,650,883	53,349,117	55,000,000		55,000,000
January	53,349,117		53,349,117	55,000,000		55,000,000
February	53,349,117	-73,020	53,276,097	55,000,000		55,000,000
March	53,276,097	-101,258	53,174,839	55,000,000		55,000,000
April	53,174,839		53,174,839	55,000,000		55,000,000
May	53,174,839	-78,000	53,096,839	55,000,000	-170,130	54,829,870
June	53,096,839	-216,477	52,880,362	54,829,870	-570,463	54,259,407
June (exercised MSP shares)	52,880,362	112,612	52,992,974	54,259,407		54,259,407
July	52,992,974	-347,246	52,645,728	54,259,407	-238,916	54,020,491
August	52,645,728	-916,992	51,728,736	54,020,491	-270,496	53,749,995
September	51,728,736	-250,460	51,478,276	53,749,995	-235,110	53,514,885
Purchased/ Exercised MSP shares		-3,521,724			-1,485,115	
Weighted average as at September 30			52,768,605			54,486,072

Transaction costs incurred in conjunction with the buy-back were recognized directly in equity (net of income taxes).

17.4 Accumulated other equity

Accumulated other equity contains adjustments arising from the foreign currency translation of the financial statements of foreign subsidiaries and fair value gains and losses arising on financial instruments recognized directly in equity.

18 Other provisions

Other provisions comprise primarily personnel-related obligations, pending losses on onerous contracts relating to MRO business, warranties and tax obligations. Contingent liabilities are measured in accordance with IFRS 3.48 (b). As in the past, obligations arising from contingent liabilities are measured on the basis of periods of between nine and fifteen years. Provisions for pending losses on onerous contracts relate to risks concerning the order backlog for commercial and military engine business and commercial MRO business.

19 Financial liabilities

in € million	Current Due within one year Sep. 30, 2007	Current Due within one year Dec. 31, 2006	Non-current Due in more than one and less than five years Sep. 30, 2007	Non-current Due in more than one and less than five years Dec. 31, 2006	Non-current Due in more than five years Sep. 30, 2007	Non-current Due in more than five years Dec. 31, 2006	Total Sep. 30, 2007	Total Dec. 31, 2006
Bonds								
Convertible bond			164.5				164.5	
Interest liability	3.3						3.3	
High Yield Bond						165.0		165.0
Interest liability on High Yield Bond		3.4						3.4
Liabilities to banks								
Revolving Credit Facility (RCF)	73.0	75.6					73.0	75.6
Other liabilities to banks	7.2	7.6	24.0	25.8			31.2	33.4
Liabilities to related companies								
Non consolidated subsidiaries	1.9						1.9	
Other companies		0.1						0.1
Other financial liabilities								
Finance lease liabilities	2.5	2.5	22.8	23.3	19.9	22.7	45.2	48.5
Loan from the province of British Columbia to MTU Maintenance Canada			13.8	12.8			13.8	12.8
	87.9	89.2	225.1	61.9	19.9	187.7	332.9	338.8

The Group has access to overdraft facilities amounting to € 250.0 million, based on agreements that run until March 24, 2010. These include a line of credit for € 130.0 million with a banking consortium. Bilateral credit arrangements (ancillary facilities) have been agreed with three banks for the remaining € 120.0 million. At September 30, 2007, an amount of € 73.0 million (September 30, 2006: € 64.8 million) out of the € 250.0 million was being utilized in the form of current account overdrafts. A further € 18.5 million (September 30, 2006: € 26.9 million) was drawn as bank guarantees to the benefit of third parties. The effective take-up of credit under the Revolving Credit Facility is subject to interest charged at a variable rate tied to market interest rates.

On January 23, 2007 and taking effect on February 1, 2007, MTU Aero Engines Finance B.V., Amsterdam, Netherlands, issued a convertible bond with a total volume of € 180.0 million (divided into 1,800 partial bonds). The security has a par value of € 100,000 per bond and a term to maturity of five years. The bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€ 1 per share) of the company's total share capital. The bonds are entitled to receive profits from the beginning of the financial year in which they are issued and the subscription rights of existing shareholders are excluded. At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75 %, payable yearly on February 1. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., which was incorporated on January 19, 2007, and is wholly owned by MTU Aero Engines Holding AG.

The present value of the future contractually agreed cash flows under the Convertible Bonds Underwriting Agreement dated January 23, 2007 has been discounted using a market interest rate i.e. the rate the Company would have had to pay if it had issued a non-convertible bond. The interest expense that will be recognized over the term of the convertible loan results from unwinding the obligation using the market interest used to determine its present value.

MTU has used the cash inflow generated by the convertible loan to pay back the fixed-interest High-Yield-Bond of € 165.0 million plus the early repayment premium and accumulated interest. The total amount so used was € 189.6 million. The early repayment premium of € 19.1 million and the time-apportioned interest expense for 2007 of € 2.1 million has reduced Group earnings for the nine-month period ended September 30, 2007.

20 Other liabilities

in € million	Current: Due within one year Sep. 30, 2007	Current: Due within one year Dec. 31, 2006	Non-current: Due in more than one and less than five years Sep. 30, 2007	Non-current: Due in more than one and less than five years Dec. 31, 2006	Non-current: Due in more than five years Sep. 30, 2007	Non-current: Due in more than five years Dec. 31, 2006	Total Sep. 30, 2007	Total Dec. 31, 2006
Advance payments from customers	382.8	255.9	281.8	281.8			664.6	537.7
Liabilities to related companies								
Non consolidated subsidiaries	4.0	3.9					4.0	3.9
Joint ventures		0.1						0.1
Other companies	79.1	57.7					79.1	57.7
Taxes payable	11.8	16.5					11.8	16.5
Social security	2.7	2.6					2.7	2.6
Employees	61.1	57.9	5.0	4.5			66.1	62.4
Fair value of forward commodity contracts	5.2		0.6				5.8	
Fair value of interest rate swaps			0.9				0.9	
Sundry other liabilities	15.4	16.2	9.7	8.5	2.6	2.4	27.7	27.1
	562.1	410.8	298.0	294.8	2.6	2.4	862.7	708.0

21 Income tax liabilities

in € million	Due in more than one year	Total Sep. 30, 2007
Deferred tax liabilities	259.0	259.0
	259.0	259.0

in € million	Due in more than one year	Total Dec. 31, 2006
Deferred tax liabilities	307.2	307.2
	307.2	307.2

Information regarding the impact of the business tax reform that comes into force on January 1, 2008 and the resulting change in deferred taxes is provided in the analysis of the group's performance for the nine-month period ended September 30, 2007 (Group Management Report).

Related party relationships

MTU Group companies did not enter into any contracts with members of the Board of Management, the Supervisory Board or with other key management personnel or with companies in whose management or supervisory boards those persons are represented. The same applies to close members of the families of those persons.

22 Segment information by business segment

The activities of the various segments are described in the consolidated financial statements of MTU Aero Engines Holding AG at December 31, 2006. Segment information for the nine-month period and for the third quarter 2007 is as follows:

in € million	Commercial and Military Engine Business		Commercial Maintenance Business		Consolidation/ reconciliation		Group	
	Jan. 1 to Sep. 30, 2007	Q 3 2007	Jan. 1 to Sep. 30, 2007	Q 3 2007	Jan. 1 to Sep. 30, 2007	Q 3 2007	Jan. 1 to Sep. 30, 2007	Q 3 2007
Revenues with third parties	1,140.2	380.3	746.6	245.9			1,886.8	626.2
Commercial	797.9	261.3	746.6	245.9			1,544.5	507.2
Military	342.3	119.0					342.3	119.0
Revenues with other segments	13.6	5.3	6.6	2.0	-20.2	-7.3		
Commercial	13.6	5.3	6.6	2.0	-20.2	-7.3		
Military								
Total revenues	1,153.8	385.6	753.2	247.9	-20.2	-7.3	1,886.8	626.2
Commercial	811.5	266.6	753.2	247.9	-20.2	-7.3	1,544.5	507.2
Military	342.3	119.0					342.3	119.0
Cost of sales	-917.0	-289.8	-685.0	-237.1	26.8	8.7	-1,575.2	-518.2
Gross profit	236.8	95.8	68.2	10.8	6.6	1.4	311.6	108.0
Earnings before interest and tax (EBIT)	134.5	59.3	30.8	-7.5		-0.2	165.3	51.6
Depreciation and amortization	76.0	25.4	39.5	22.8			115.5	48.2
Earnings before interest, tax, depreciation and amortization (EBITDA)	210.5	84.7	70.3	15.3		-0.2	280.8	99.8
Earnings before interest, tax, depreciation and amortization adjusted (EBITDA adjusted)	210.5	84.7	70.3	15.3		-0.2	280.8	99.8
Financial result	-36.9	-5.1	-4.5	-2.1	-7.5	-2.9	-48.9	-10.1
Share of profit/loss of joint ventures accounted for using the equity method			-0.6				-0.6	
Internal allocation	-4.7	-1.5	4.7	1.5				
Earnings before tax (EBT)	92.9	52.7	30.4	-8.1	-7.5	-3.1	115.8	41.5
Pre-tax return on sales %	8.1	13.7	4.0	-3.3			6.1	6.6

During the third quarter 2007, an impairment loss of € 14.7 million (2006: € 0.0 million) was recognized by the business segment Commercial MRO, on intangible assets (repair operations license) held by MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde. This has had an impact on the result for the third quarter 2007 and for the nine-month period ended September 30, 2007 (sees Note 6).

in € million	Commercial and Military Engine Business Jan. 1 to Sep. 30, 2006	Q 3 2006	Commercial Maintenance Business Jan. 1 to Sep. 30, 2006	Q 3 2006	Consolidation/ reconciliation Jan. 1 to Sep. 30, 2006	Q 3 2006	Group Jan. 1 to Sep. 30, 2006	Q 3 2006
Revenues with third parties	1,052.4	368.3	730.0	244.1			1,782.4	612.4
Commercial	737.0	257.3	730.0	244.1			1,467.0	501.4
Military	315.4	111.0					315.4	111.0
Revenues with other segments	9.5	3.8	5.5	1.6	-15.0	-5.4		
Commercial	9.5	3.8	5.5	1.6	-15.0	-5.4		
Military								
Total revenues	1,061.9	372.1	735.5	245.7	-15.0	-5.4	1,782.4	612.4
Commercial	746.5	261.1	735.5	245.7	-15.0	-5.4	1,467.0	501.4
Military	315.4	111.0					315.4	111.0
Cost of sales	-883.2	-296.6	-642.9	-221.2	14.9	5.3	-1,511.2	-512.5
Gross profit	178.7	75.5	92.6	24.5	-0.1	-0.1	271.2	99.9
Earnings before interest and tax (EBIT)	100.6	52.4	53.1	14.3	-1.3		152.4	66.7
Depreciation and amortization	82.4	26.1	26.3	8.5			108.7	34.6
Earnings before interest, tax, depreciation and amortization (EBITDA)	183.0	78.5	79.4	22.8	-1.3		261.1	101.3
Earnings before interest, tax, depreciation and amortization adjusted (EBITDA adjusted)	152.3	61.3	79.4	22.8	-1.3		230.4	84.1
Financial result	-15.1	-7.8	-3.1	-0.9	-4.8	-1.2	-23.0	-9.9
Share of profit/loss of joint ventures accounted for using the equity method			-1.2	-0.3			-1.2	-0.3
Internal allocation	-7.0	-2.4	7.0	2.4				
Earnings before tax (EBT)	78.5	42.2	55.8	15.5	-6.1	-1.2	128.2	56.5
Pre-tax return on sales %	7.4	11.3	7.6	6.3			7.2	9.2

Financial Calendar

Teleconference on third quarter 2007 earnings	**October 25, 2007**
Teleconference on financial year 2007 earnings	**March 13, 2008**
Teleconference on first quarter 2008 earnings	***April 24, 2008***
Annual General Meeting for the financial year 2007	**April 30, 2008**

Contacts

Investor Relations
Telephone +49 (0) 89-1489-8313
Telephone +49 (0) 89-1489-3911
Telefax +49 (0) 89-1489-95062
E-Mail **Inka.Koljonen@muc.mtu.de**
Claudia.Heinle@muc.mtu.de

MTU Aero Engines Holding AG on the Internet

- Further information about MTU Aero Engines Holding AG can be obtained via the Internet at: www.mtu.de
- Investor Relations information is available directly at **http://www.mtu.de/de/investorrelations/index.html.**
- Information about MTU Aero Engines Holding AG's can be obtained at: www.mtu.de/de/programme/index.html

The German version of the report is prevail.
The English translation is for convenience only.

MTU Aero Engines

END

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de